Exhibit 99.2

Please note that this translation was made for the company's use only and under no circumstances obligates Standard & Poor's Maalot.
In the case of any discrepancy with the official Hebrew version published in April 2011, the Hebrew version shall apply.
12 Abba Hillel Silver St. Ramat-Gan 52506 Israel +972 3 7539700 Tel +972 3 7539710 Fax

April 14, 2011

Partner Communications
'ilAA-' Rating Given To Expansion Of Bond Series
 C, D and E Up To NIS1.2 Billion Par Value

Primary Credit Analyst: Osnat Jaeger	osnat_jaeger@standardandpoors.com

Secondary Credit Analyst: Patrice Cochelin	patrice_cochelin@standardandpoors.com

On April 14, 2011, Standard & Poor's Maalot assigned its 'ilAA-' rating to additional Series C and/or D and/or E bonds of up to NIS1.2 billion par value, to be issued by Partner Communications Company Ltd. (ilAA-/Negative) through an expansion of the series.

The proceeds from the issuance are designated for Partner's current needs, including settling payments on, or purchasing, the company's Series A bonds, and/or refinancing other debt.

The rating reflects our assessment that the expansion of the bonds in itelf will not negatively influence the company's financial risk profile, nor the rating of the existing bond series, as a significant increase in the net financial debt beyond the company's consolidated debt post acquisition of 012 Smile, is not anticipated.

For details regarding the rationale behind the rating of Partner Communications Company Ltd., see our rating report of Oct. 19, 2010.

Ratings List

Current rating
Partner Communications	ilAA-/Negative
Series A	ilAA-
Series B	ilAA-
Series C	ilAA-
Series D	ilAA-
Series E	ilAA-

Please note that this translation was made for the company's use only and under no circumstances obligates Standard & Poor's Maalot.
In the case of any discrepancy with the official Hebrew version published in April 2011, the Hebrew version shall apply.
12 Abba Hillel Silver St. Ramat-Gan 52506 Israel +972 3 7539700 Tel +972 3 7539710 Fax

Standard & Poor's Maalot ratings are based on information received from the Company and from other sources that Standard & Poor's Maalot believes to be reliable. Standard & Poor's Maalot does not audit the information it receives nor does it verify the correctness or completeness of such information.

It is hereby clarified that Standard & Poor's Maalot rating does not reflect risks relating to and/or arising from breaches, through intent or oversight, of any of the obligations included in the bond documents and/or the incorrectness or inaccuracy of any of the representations contained in the documents relating to the bond offering that is the subject of this rating, Standard & Poor's Maalot report or the facts that form the basis for the opinions expressed to Standard & Poor's Maalot as a condition for the giving of the rating, fraudulent or dishonest acts of commission or omission, or any other act that contravenes the law.

The ratings could be revised as a result of changes to the information received or for other reasons.  The rating should not be perceived as expressing any opinion concerning the price of the securities on the primary or secondary market.  The rating should not be perceived as expressing any opinion concerning the advisability of buying, selling or holding any security.

© Standard & Poor's Maalot reserves all rights.  This summary is not to be copied, photographed, distributed or used for any commercial purpose without Standard & Poor's Maalot consent, except to provide a copy of the whole report (with an acknowledgement of its source) to potential investors in the bonds that are the subject of this rating report for the purpose of their reaching a decision concerning the acquisition of the aforesaid bonds.

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